SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND THIRTEENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: April 14, 2021, at 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial scenario and budget execution;
II.	received information, discussed it and made recommendations concerning the preliminary version of the 20-F Form;
III.	received information on the risk factors for the 20-F Form and presented specific considerations;
IV.	received a report on the Company’s internal controls, especially on the preview of item 15 of 20-F Form, and discussed the matter;
V.	watched the presentation of the external auditor Deloitte Touche Thomatsu Auditores Independentes on the work related to the 2020 Financial Statements and Internal Controls, for the purpose of issuing the 20-F Form;
VI.	requested for additional information on the work carried out by the external auditor Deloitte Touche Tohmatsu Auditores Independentes;
VII.	watched the presentation about the Copel Day’s figures and the Company’s Units Program;
VIII.	received information and discussed business opportunities in wind projects;
IX.	unanimously resolved to approve the results related to the 2020 Performance Bonus Program (PPP);
X.	received a report on the Special Commissions’ work and discussed the topics presented;
XI.	received information, discussed it and made recommendations on the Company’s Integrated Report;
XII.	received updated information on the cyberattack suffered by the Company and the 2021 Cybersecurity Plan, containing improvement opportunities identified in the incident;
XIII.	received a report from the Company’s Statutory Audit Committee on various matters and discussed the topics;
XIV.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters; and
XV.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

This is a free translation of the summary of the minutes of Copel’s 213th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 15, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.